EXHIBIT 99.1

Skeena Gold & Silver Announces Successful Tahltan Nation Vote Supporting the Eskay Creek Impact Benefit Agreement

VANCOUVER, British Columbia, Dec. 15, 2025 (GLOBE NEWSWIRE) -- Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) is pleased to announce that the Tahltan Nation has voted in support of the Impact Benefit Agreement (“IBA”) in relation to the development and future operation of Skeena’s 100%-owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”).

In a referendum vote among its membership, the Tahltan Nation voted in favor of the proposed Impact Benefits Agreement in relation to the Eskay Creek Project. A decision from the Tahltan Central Government Board of Directors regarding consent to the Eskay Creek Project will be under consideration in January 2026.

The IBA establishes a framework that ensures shared benefits, including:

  Employment and business opportunities for Tahltan members and companies;
  Training and education initiatives to build long-term capacity;
  Funding for a facility to benefit Tahltan elders; and
  Meaningful financial participation in the Eskay Creek Project.

Walter Coles, Executive Chairman of Skeena, commented: “We extend our sincere appreciation to the leadership of the Tahltan Central Government, Tahltan Band, and Iskut Band for trusting Skeena to advance Eskay Creek. The ratification of this IBA reflects the hard work we have achieved together. This innovative agreement sets new industry standards for First Nation involvement in environmental protection and sharing of benefits from the Project.”

Justin Himmelright, Senior Vice President of External Affairs, commented: “We see the IBA as the foundation for a long-term, meaningful partnership between Eskay Creek and the Tahltan Nation. Over the years, the Tahltan Nation has played a key role in shaping the direction of the project. They have shared their environmental, cultural, and economic priorities and we have worked together to ensure those values are reflected in the Project.”

About Skeena
Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles Executive Chairman	Randy Reichert President & CEO

For further information, please contact:
Galina Meleger,
Vice President Investor Relations
E: info@skeenagold.com
T: 604-684-8725
W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements

Certain information contained or incorporated by reference in this news release, including any information as to our strategy, projects, plans or future financial or operating performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The use of words such as “anticipate”, “believe”, “propose”, “contemplate”, “generate”, “target”, “progress”, “invest”, “continue”, “develop”, “on track”, “ongoing”, “project”, “plan”, “consider”, “estimate”, “expects”, “expect”, “potential” “may”, “might”, “will”, “could”, “should” or “would” and similar expressions identify forward-looking statements. In particular, this news release contains and incorporates by reference forward-looking statements including, but not limited to those regarding: the expected consent decision from the Tahltan Central Government Board of Directors; the projected generation of benefits for the Tahltan Nation; the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company’s progress towards commencement of commercial production; production guidance in respect of costs or quantities; projected capital, operating and exploration expenditures; the Company’s capital structure; ongoing relationships with its stakeholders, including Indigenous communities; statements regarding the anticipated timing of receipt of the Environmental Assessment certificate; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated by-products of the mine; anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the Company’s AIF dated March 31, 2025, the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.